RiverSource Life Insurance Company

70100 Ameriprise Financial Center

Minneapolis MN 55474

1.800.862.7919

Distribution of Policy Value Endorsement

This endorsement is made a part of the policy to which it is attached. It changes certain terms of the policy.

If Your policy includes a Distribution of Policy Value provision in THE INSURANCE CONTRACT section of Your policy, such provision is hereby deleted in its entirety and replaced with the Distribution of Policy Value provision below.

If Your policy does not include a Distribution of Policy Value provision in THE INSURANCE CONTRACT section of Your policy, the following Distribution of Policy Value provision is hereby added to THE INSURANCE CONTRACT section of Your policy:

Distribution of Policy Value

If the death benefit, less the Policy Value, ever exceeds three times the distribution threshold as defined below, We reserve the right to make a distribution of the Policy Value. The distribution would be the amount needed to make the death benefit, less the Policy Value, equal to three times the distribution threshold.

The distribution threshold is equal to:

(a) + (b)

where:

(a)	is the initial Specified Amount; and

(b)	is the amount of any increase in the Specified Amount other than that resulting solely from a change in the death benefit option.

Any such distribution will be treated as if it was a partial surrender with the following exceptions:

1.	the partial surrender fee will not be applied; and

2.	the Specified Amount will not be reduced by the distribution amount.

See the POLICY CHANGE section of Your Policy for details on how to request a change in the Specified Amount and how a change in the death benefit option impacts the Specified Amount.

This endorsement is issued as of the policy date of this policy.

RiverSource Life Insurance Company

Secretary

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